AUTHORIZED SPOKESPERSON USE ONLY. NOT DISTRIBUTED.           Media Talking Points – November 2015    As a publicly-traded company, while the transaction is pending, the Company is required by the rules of the U.S. Securities and Exchange Commission (“SEC”) to limit what we can say about the merger to facts that that have been disclosed in our SEC filings. Therefore, we ask that if you receive any questions related to the merger, you respect the sensitivity involved in communicating transaction details. Refer all media inquiries to: GWB Ann Nachtigal, 605-988-9217 Cheryl Olson, 605-336-5681 Ann.Nachtigal@greatwesternbank.com Cheryl.Olson@greatwesternbank.com Home Federal Bank Stephen Bianchi, 605-333-7625 SBianchi@homefederal.com Wendy Wills, 605-333-7629 WWills@homefederal.com Investor inquiries to: GWB David Hinderaker, 605-988-9253 Peter Chapman, 605-373-3198 David.Hinderaker@greatwesternbank.com Peter.Chapman@greatwesternbank.com Home Federal Bank  Stephen Bianchi, 605-333-7625 SBianchi@homefederal.com Pamela F. Russo, 605-333-7558 PRusso@homefederal.com    Complementary Strategic Acquisition:   GWB-Ken Karels  This merger brings together two great organizations that focus on the customer and the community.  This is an in-market transaction. This merger makes sense financially and is a great fit.  Our customers will benefit from an expanded network of banking offices and enhanced services. We are thrilled about the unique opportunities this merger will create for our customers as well as our employees and business partners. Filed by Great Western Bancorp, Inc. Commission File No. 001-36688 Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: HF Financial Corp. Commission File No. 0-19972 Date: November 30, 2015

                      2 AUTHORIZED SPOKESPERSON USE ONLY. NOT DISTRIBUTED.  This makes us a larger organization and will bring more opportunities for our employees. Also the transaction makes good financial sense and is expected to enhance returns for our stockholders (owners).   HFFC-Steve Bianchi:  Our companies share a lot in common. We are both committed to building strong relationships in the communities we serve.  We remain very excited about this opportunity and believe Great Western Bank is the optimal strategic partner for HF Financial.  We look forward to working with Ken Karels and the rest of the Great Western team as we proceed together on a path towards becoming part of an even stronger organization.  As a result of this merger, our stockholders will be rewarded, and our employees, customers and communities will have greater opportunities available to them by being associated with one of the top performing regional banks in the Midwest. Meaningful Expansion of Footprint/Customer Impact: GWB-Ken Karels:  This merger solidifies GWB’s market leadership in the highly attractive Sioux Falls market, enhances our state-wide presence in South Dakota and allows us to establish a branch presence in the desirable Fargo, ND and suburban Minneapolis, MN markets.  We expect this combination will contribute to profitability and future success – for example, by enhancing some of our key business lines, including wealth management and mortgage.  Upon completion of the transaction, GWB is projected to have $11.3 billion in assets, $8.6 billion in total deposits, $8.5 billion in total loans and will serve 127 communities in nine states.  It’s business as usual. We will continue to Make Life Great for our customers, communities and our stakeholders.   HFFC – Steve Bianchi:  Great Western is an experienced acquirer with a robust integration playbook and a process based on transparency and open communication. We are confident we can have a seamless integration given our close proximity and their familiarity with all of our markets.  Great Western intends to maintain and grow the current business lines operated by Home Federal.  Great Western’s primary goals in this merger are to ensure that we preserve the value of the business and to continue providing the outstanding service our customers expect.  This transaction allows us to meet the needs and growing expectations of our customers, stockholders and employees.  The bottom line is this combination will have a positive impact on our customers.   Impact to Employees:   GWB-Ken Karels:  We expect this merger will have minimal impact on client-facing employees. Having access to great talent is one of the most exciting aspects of this opportunity. Our frontline employees will play an important role in retaining the lasting relationships they have built with customers.

                      3 AUTHORIZED SPOKESPERSON USE ONLY. NOT DISTRIBUTED.  For those employees who roles are impacted by this merger, Great Western has approximately 100 positions open within Sioux Falls on an annual basis. This should provide opportunities for HF employees to continue their career with a growing institution.  HF Financial employees will receive new GWB job postings and will have priority consideration for open positions. We will continue to look to retain the very best talent.  This is an excellent opportunity to work for a growing market leader, with headquarters in Sioux Falls. HFFC-Steve Bianchi:  I’m confident we have found an excellent partner in Great Western Bank. We will work together to provide open and transparent communications to everyone involved. No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial Corp. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important Additional Information and Where to Find It In connection with the Agreement and Plan of Merger by and between Great Western Bancorp, Inc. (“Great Western”) and HF Financial Corp., Great Western will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a proxy statement of HF Financial Corp. and a prospectus of Great Western, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL CORP. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL CORP. AND THE PROPOSED TRANSACTION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub- heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at David.Hinderaker@greatwesternbank.com . Documents filed by HF Financial Corp. with the SEC may also be obtained free of charge from HF Financial Corp’s website (www.homefederal.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to HF Financial Corp’s Investor Relations contact, Pamela F. Russo at prusso@homefederal.com .

                      4 AUTHORIZED SPOKESPERSON USE ONLY. NOT DISTRIBUTED. Participants in the Solicitation Great Western, HF Financial Corp., and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial Corp., in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2015 annual meeting of stockholders as previously filed with the SEC on January 5, 2015, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial Corp., is available in HF Financial Corp.’s, definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available. Forward-Looking Statements This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond GWB’s and HF Financial Corp’s control. Statements in this document regarding Great Western, HF Financial Corp. and the proposed merger that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Great Western and HF Financial Corp. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Great Western or HF Financial Corp. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events. For more discussion of important risk factors that may materially affect Great Western and HF Financial Corp., please see the risk factors contained in Great Western’s Annual Report on Form 10-K for its fiscal year ended September 30, 2014 and HF Financial Corp’s Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC and available through the SEC’s website at

                      5 AUTHORIZED SPOKESPERSON USE ONLY. NOT DISTRIBUTED. www.sec.gov. You should also read Great Western’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which is on file with the SEC. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Great Western, HF Financial Corp. or the combined company. None of Great Western nor HF Financial Corp. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.